

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 30, 2016

Via E-Mail
Michael J. Calise
Chief Executive Officer
Car Charging Group, Inc.
1691 Michigan Avenue
Suite 601
Miami Beach, Florida 33139

> **Re:** **Car Charging Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-214461**

Dear Mr. Calise:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Please show us how you determined the registration fee for the warrants and underlying shares. We note your disclosure that the warrant exercise price is 125% of the common stock public offering price, but your fee table shows that the maximum aggregate offering price of the common stock is the same as the maximum aggregate offering price of the common stock underlying the warrants. Also, it is unclear how your fee calculation reflects the offer price of the warrants. For guidance, see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 240.06 available on the Commission's website.

Prospectus

2.   Please include all disclosure required in your prospectus, excluding only information that may be omitted consistent with Rule 430A. Disclosure that may not be omitted includes the volume of securities to be sold, disclosure required by Regulation S-K Item 202(c), ownership information in the form of the tables required by Regulation S-K Item 403 regarding each class of your equity securities, and information based on a *bona fide* estimate of the public offering price of the securities. See Section II.A.7 of Release 33-6714 (May 27, 1987).

Use of proceeds, page 5

3.   Please reconcile your "Use of proceeds" disclosure on pages 5 and 30. Also, given that your disclosure on page 30 suggests that you will repay only a portion of outstanding related party notes described on pages 82-83, please tell us the source of funds that you will use for the balance of your obligations under the notes.

Signatures, page II-16

4.   Please clarify below the second paragraph of text required on the Signatures page who signed your registration statement in the capacity of controller or principal accounting officer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Steven A. Lipstein
        Lucosky Brookman LLP